EXHIBIT 3.158

AGREEMENT OF INCORPORATION

I. The undersigned agree to become a corporation. The name of such corporation shall be RAWL SALES & PROCESSING CO.

II. The chief works and principal place of business of said corporation shall be located at 910 Fourth Avenue in the City of Huntington, West Virginia, and the Post Office address shall be Post Office Box 1330, Huntington, West Virginia.

III. The objects and purposes for which the corporation is formed are as follows:

(1) To engage in the business of selling coal and other minerals and products as agent or broker for others and the processing, cleaning, preparing, and loading of such coal and other minerals and products.

(2) To engage in coal-mining operations, including deep mining, strip mining, auger mining, punch mining, and any and all other methods of mining used in the extraction of coal and other minerals and products from the land, and to clean, process, and transport said coal and other minerals or other products so mined, and to engage in all other types or activity ordinarily associated with the mining and removal and preparing of coal and other mineral products.

(3) To engage in the general mercantile business, including the operation of stores, gasoline stations, and other types of mercantile establishments.

(4) To buy, sell, exchange, lease, mortgage, hold, improve, and deal generally in, any and all kinds of real estate, wheresoever located, as well as interests therein, and rights, easements, appurtenances, and hereditaments with respect thereto.

(5) To buy, sell, exchange, and deal generally in, any and all kinds of personal property.

(6) To purchase, subscribe for, or otherwise acquire, own, vote, use, sell, mortgage, pledge, or otherwise dispose of and otherwise deal in and with, shares or other interests in or obligations of other domestic or foreign corporations or firms.

(7) To invest its surplus funds from time to time, and to lend money, and to take and hold real or personal property as security for the payment of funds so invested or loaned.

(8) To purchase, insofar as the same may be done without impairing the authorized capital of the company, and to hold, pledge, and reissue, shares of its own capital stock, but such stock so acquired and held shall not be entitled to vote or to receive dividends while owned by the company.

(9) To conduct its business, carry on its operations, and have offices within and without the State of West Virginia, and to exercise in any other state, territory, district, or possession of the United States or in any foreign country the powers granted by the laws of the State of West Virginia.

(10) In general to carry on any business not contrary to the laws of the State of West Virginia pursuant to which this corporation is organized, and to have and exercise all the powers, rights, and privileges conferred by the laws of West Virginia upon corporations formed under such laws, and to do any and all of the things hereinabove set forth to the same extent as natural persons might or could do.

(11) Any two or more of the stockholders of this corporation, by agreement in writing to be filed in the office of the corporation, shall have the right to enter into a voting trust agreement and to vest in some person, persons, corporation, or corporations, as voting trustee or trustees, the exclusive right to vote the shares of stock of the parties to such agreement upon all questions for a reasonable period of time not exceeding ten (10) years, and such trustee or trustees shall thereupon be entitled to exercise such voting rights in conformity with the terms of such agreement in writing, all as is provided in Section 73, Article 1, Chapter 31, of the Official Code of West Virginia.

IV. The amount of the total authorized capital stock of this corporation shall be Fifty Thousand Dollars ($50,000.00), which shall be divided into fifty thousand (50,000) shares of common stock having a par value of One Dollar ($1.00) per share. The minimum amount of capital with which this corporation shall commence business shall be One Thousand Dollars ($1,000.00).

V. Whenever a compromise or arrangement is proposed between this corporation and its creditors, or any class of them, and/or between this corporation and its stockholders, or any class of them, any court of equitable jurisdiction within the State of West Virginia may, on the application in a summary way of this corporation or of any creditor or stockholders thereof, or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the laws of the State of West Virginia, order a meeting of the creditors or class of creditors and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as a consequence of such compromise or arrangement, such compromise or arrangement and such reorganization shall, if sanctioned by the court to which such application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

VI. The name and Post Office addresses of the incorporators and the number of shares subscribed for by each are as follows:

Name	Post Office Address	Number of Shares of Common Stock
John A. Wright, Jr.	Huntington, West Virginia	1
M.C. Sturm	Huntington, West Virginia	1
L.E. Woods	Huntington, West Virginia	1

VII. The existence of this corporation is to be perpetual.

Given under our hands this 26th day of March, 1964.

/s/ John A. Wright, Jr.

/s/ M.C. Sturm

/s/ L.E. Woods